Exhibit 99.1

Exhibit 99.1 EVOKE DELIVER INSPIRE COLLABORATE SUSTAIN EVOLVE DESIGN ENHANCE LEAD INNOVATE PERFORM ENVISION ACHIEVE CREATE TRANSFORM GROW CONNECT ENGAGE SUPPORT ELEVATE STN TSX·NYSE 2019 FIRST QUARTER REPORT Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec. com or find us on social media. A228 Leybourne And West Malling Bypass West Malling, Kent

Table of Contents	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Core Business and Strategy	M-1
	Basis of Presentation	M-2
	Q1 2019 Financial Highlights	M-3
	Financial Targets	M-5
	Strategic Acquisitions	M-6
	Financial Performance	M-7
	Summary of Quarterly Results	M-13
	Statements of Financial Position	M-15
	Liquidity and Capital Resources	M-16
	Other	M-19
	Outlook	M-21
	Critical Accounting Estimates, Developments, and Measures	M-22
	IFRS 16 Leases	M-23
	Controls and Procedures	M-25
	Risk Factors	M-25
	Subsequent Event	M-25
	Caution Regarding Forward-Looking Statements	M-26

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Consolidated Statements of Financial Position	F-1
	Consolidated Statements of Income	F-2
	Consolidated Statements of Comprehensive Income	F-3
	Consolidated Statements of Shareholders’ Equity	F-4
	Consolidated Statements of Cash Flows	F-5
	Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

Management’s Discussion and Analysis

May 9, 2019

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2019, dated May 9, 2019, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2019, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2018 Annual Report filed on February 28, 2019.

Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2019, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2018, except for the adoption of IFRS 16 Leases (IFRS 16) and other standards and amendments adopted as listed in the Recent Accounting Pronouncements section of this MD&A. A description of the new standard and the impact on our financial position and results of operations is described in the Basis of Presentation section of this report and in note 4 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2019 (incorporated here by reference), and in the Critical Accounting Estimates, Developments, and Measures section of this report (herein referred to as the “Definitions section”).

All amounts shown in this report are in Canadian dollars, unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. By offering integrated expertise and services across the project life cycle, we provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

Our business goal is to maintain our position as a top 10 global design and delivery firm that is recognized for our creative, technology-forward, and collaborative approach. As we strive to deliver increasing value to our shareholders, we remain committed to achieving a long-term average compound net revenue growth rate of 15% through a combination of organic and acquisition growth. Our core business and strategy has not changed in the first quarter of 2019 from those described on pages M-2, M-10, and M-11 of our 2018 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis March 31, 2019	M-1	Stantec Inc.

Basis of Presentation

Effective January 1, 2019, we adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach and did not restate comparative information. The new standard requires companies to bring operating leases, formerly treated as off-balance sheet items, onto a company’s statement of financial position. As such, on January 1, 2019, our consolidated statement of financial position recognized lease assets for our right to use the underlying assets and lease liabilities associated with future fixed lease payments. A summary of IFRS 16 impacts on our financial results are as follows:

IFRS 16 impact on January 1, 2019, statement of financial position:

●	Recognized lease assets of $561.8 million and lease liabilities of $645.0 million.

●	Opening retained earnings was adjusted downward by $34.0 million.

●	Certain current and non-current items on our statement of financial position were also reclassified to conform with IFRS 16.

IFRS 16 impact on Q1 19 earnings and cash flows:

●	Net income and diluted earnings per share were not significantly impacted by IFRS 16.

●	Administrative and marketing expenses decreased $35.5 million.

●	Depreciation expense for leased assets increased $27.4 million.

●	Interest expense increased $8.1 million.

●	EBITDA and adjusted EBITDA increased $35.5 million.

●

Operating cash outflows decreased $25.6 million, investing cash outflows increased $4.8 million and financing cash inflows decreased by $20.8 million, resulting in a net zero effect on total cash flows.

EBITDA and adjusted EBITDA are non-IFRS measures. For further details, including tabular presentation of IFRS 16 impacts on our financial results, refer to IFRS 16 Leases (M-23) in this MD&A and note 4 of our March 31, 2019, unaudited interim consolidated financial statements.

In the Financial Targets section of this MD&A, we include updates to our annual 2019 targets and the internal guidelines established in our 2018 Annual Report.

Management’s Discussion and Analysis March 31, 2019	M-2	Stantec Inc.

Q1 2019 Financial Highlights

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts)	2019 $	2018 $	Change $

Gross revenue	1,151.5	1,021.3	130.2
Net revenue	904.1	808.8	95.3
EBITDA from continuing operations (note)	132.2	86.9	45.3
- Excluding IFRS 16 (note)	96.7	86.9	9.8
Net income from continuing operations	44.9	36.6	8.3
Net income from discontinued operations	-	0.2	(0.2)
Net income	44.9	36.8	8.1
Basic and diluted earnings per share (EPS) from continuing operations	0.40	0.32	0.08
Dividends declared per common share	0.1450	0.1375	0.0075

Continuing operations
Adjusted EBITDA (note)	127.1	89.5	37.6
- Excluding IFRS 16 (note)	91.6	89.5	2.1
Adjusted net income (note)	50.3	47.9	2.4
Adjusted EPS – basic and diluted (note)	0.45	0.42	0.03

note: EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS, and measures excluding IFRS 16 are non-IFRS measures (discussed in the Definitions section of our 2018 Annual Report and this MD&A).

After adoption of IFRS 16:

●	Adjusted net income of $50.3 million or $0.45 on a diluted per share basis, increases of 5.0% and 7.1%, respectively, compared to Q1 18.

●	Net income of $44.9 million or $0.40 on a diluted per share basis, increases of 22.0% and 25.0% compared to Q1 18.

●	Gross and net revenue of $1,151.5 million and $904.1 million, respectively, reflecting growth of 12.7% and 11.8% compared to Q1 18, with increases across all geographies.

●	Organic net revenue growth of 2.5%, with growth in all geographies and business operating units, except Water, where growth was offset by the effect of a large recovery recognized in Q1 18.

●	Acquisition net revenue growth of 6.6% compared to Q1 18, predominately from the recent global acquisitions of Peter Brett Associates LLP (PBA) and Wood & Grieve Engineers (WGE).

●	Adjusted EBITDA of $127.1 million, representing 14.1% of net revenue.

●	EBITDA of $132.2 million, representing 14.6% of net revenue.

●	Contract backlog of $4.4 billion—a 5.6% increase from December 31, 2018—representing 12 months of work.

●	DSO of 104 days (90 days including deferred revenue), an increase of one day from December 31, 2018. Reducing DSO continues to be a key focus for us.

●

Net debt to adjusted EBITDA of 2.0x—at the upper end of our internal guideline of 1.0x to 2.0x (post-IFRS 16 adoption) due to typically lower cash flows in Q1, funding the WGE acquisition and opportunistic share repurchases, and the impact of only one month’s EBITDA contribution from WGE.

●	On May 9, 2019, our Board of Directors declared a dividend of $0.145 per share, payable on July 15, 2019, to shareholders on record on June 28, 2019.

Management’s Discussion and Analysis March 31, 2019	M-3	Stantec Inc.

Excluding adoption of IFRS 16:

●	Adjusted net income and diluted EPS—no significant impact

●	Net income and diluted EPS—no significant impact

●	Adjusted EBITDA of $91.6 million—a 2.3% increase from Q1 18, representing 10.1% of net revenue.

●	EBITDA of $96.7 million—an 11.3% increase from Q1 18, representing 10.7% of net revenue.

●	Net debt to adjusted EBITDA of 2.67x.

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended March 31 As reported
(In millions of Canadian dollars, except per share amounts)	2019	2018

Net income from continuing operations	44.9	36.6
Add back:
Income taxes	13.6	13.6
Net interest expense	17.2	5.3
Depreciation and amortization	56.5	31.4
EBITDA from continuing operations	132.2	86.9

Add back (deduct) pre-tax:
Unrealized (gain) loss on investments held for self-insured liabilities	(5.1)	2.6
Adjusted EBITDA from continuing operations	127.1	89.5

	Quarter Ended March 31
(In millions of Canadian dollars, except per share amounts)	2019	2018

Net income from continuing operations	44.9	36.6
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	7.0	9.4
Unrealized (gain) loss on investments held for self-insured liabilities (note 2)	(3.7)	1.9
Transition tax (note 3)	2.1	-
Adjusted net income from continuing operations	50.3	47.9

Weighted average number of shares outstanding - basic	111,805,946	114,064,729
Weighted average number of shares outstanding - diluted	111,805,946	114,306,834

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.45	0.42
Adjusted earnings per share - diluted	0.45	0.42

See the Definitions section of the 2018 Annual Report and this MD&A for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2019, this amount is net of tax of $2.7 (2018 - $3.5).

note 2: For the quarter ended March 31, 2019, this amount is net of tax of $1.4 (2018 - $0.7 recovery).

note 3: Refer to Income Taxes section for further details.

Management’s Discussion and Analysis March 31, 2019	M-4	Stantec Inc.

Financial Targets

Annual Targets for 2019

We expect IFRS 16 will reduce 2019 net income by approximately $3.0 million and EPS by $0.03, evenly over Q2 19 to Q4 19. Our adoption of IFRS 16 resulted in non-cash impacts to administrative and marketing expenses, depreciation of leased assets, and net interest expense. As a result, we updated our targets, previously provided in our 2018 Annual Report. We revised our EBITDA and net income targets to adjusted EBITDA and adjusted net income since we believe these measures better reflect our underlying operations.

Measure	Previously Published 2019 Target *	Revised 2019 Annual Target	Q1 19 Results Compared to Revised 2019 Annual Target
(In millions of Canadian dollars, unless otherwise stated)

Gross margin as % of net revenue	53% to 55%	No change	54.0%
Administrative and marketing expenses as % of net revenue	41% to 43%	37% to 39%	39.5%
EBITDA as % of net revenue (note)	11% to 13%	withdrawn
Adjusted EBITDA as % of net revenue (note)		15% to 17%	14.1%
Net income as % of net revenue	At or above 5.0%	withdrawn
Adjusted net income as % of net revenue (note)		At or above 6.0%	5.6%

Guidance

Gross to net revenue	1.25x to 1.30x	No change
Capital expenditures	$60 to $65	No change
Software additions	$5 to $10	No change
Depreciation on property and equipment	$55 to $60	No change
Depreciation on lease assets		$105 to $110
Amortization of intangibles assets	$65 to $70	No change
Amortization of intangible assets related to acquisitions		$40 to $45
Effective tax rate (without discrete transactions)	27%	28%
Earnings pattern		40% in Q1 and Q4
60% in Q2 and Q3
Days sales outstanding (DSO) (note)		98 days

 note: EBITDA, adjusted EBITDA, adjusted net income, and DSO are non-IFRS measures (discussed in the Definitions section of this MD&A).

 * 2019 Target Range was previously published in our 2018 Annual Report

Our Q1 19 results are consistent with our expectations. Certain measures are outside our targeted annual ranges due to the typical slowdown in the first quarter related to winter weather conditions and holiday schedules. This also occurs in the fourth quarter. We are confident we will achieve our annual targets by the end of the fiscal year.

Management’s Discussion and Analysis March 31, 2019	M-5	Stantec Inc.

Strategic Acquisitions

Following is a list of acquisitions completed in 2018 and Q1 19 that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Buildings	Energy & Resources	Environmental Services	Infrastructure	Water

Consulting Services - Canada
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	110		●
Cegertec Experts Conseils Inc. (CEG)	May 2018	Chicoutimi, Quebec	250	●	●		●
True Grit Engineering Limited (TGE)	October 2018	Thunder Bay, Ontario	55			●

Consulting Services - United States
Occam Engineers Inc. (OEI)	March 2018	Albuquerque, New Mexico	55					●
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	30		●

Consulting Services - Global
ESI Limited (ESI)	March 2018	Shrewsbury, England	50			●
Traffic Design Group Limited (TDG)	April 2018	Wellington, New Zealand	80				●
Peter Brett Associates LLP (PBA)	September 2018	Reading, England	700	●		●	●
Wood & Grieve Engineers (WGE)	March 2019	Perth, Australia	600	●

Management’s Discussion and Analysis March 31, 2019	M-6	Stantec Inc.

Financial Performance

The following table summarizes key operating results as a percentage of net revenue. See M-24 for a reconciliation of the line items impacted by the adoption of IFRS 16.

	Quarter Ended March 31, 2019			Quarter Ended March 31, 2018

(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue		$	% of Net Revenue

Gross revenue	1,151.5	127.4%		1,021.3	126.3%
Net revenue	904.1	100.0%		808.8	100.0%
Direct payroll costs	415.6	46.0%		368.3	45.5%
Gross margin	488.5	54.0%		440.5	54.5%
Administrative and marketing expenses	357.1	39.5%		348.0	43.0%
Other expense (income)	(0.8)	(0.1%	)	5.6	0.8%
EBITDA from continuing operations (note)	132.2	14.6%		86.9	10.7%
Depreciation of property and equipment	13.7	1.5%		12.1	1.5%
Depreciation of lease assets	27.4	3.0%		-	0.0%
Amortization of intangible assets	15.4	1.7%		19.3	2.4%
Net interest expense	17.2	1.9%		5.3	0.7%
Income before income taxes	58.5	6.5%		50.2	6.2%
Income taxes	13.6	1.5%		13.6	1.7%
Net income from continuing operations	44.9	5.0%		36.6	4.5%
Net income from discontinued operations	-	0.0%		0.2	0.0%
Net income	44.9	5.0%		36.8	4.5%
Basic and diluted earnings per share (EPS) from continuing operations	0.40	n/m		0.32	n/m
Adjusted EBITDA from continuing operations (note)	127.1	14.1%		89.5	11.1%
Adjusted net income from continuing operations (note)	50.3	5.6%		47.9	5.9%
Adjusted basic and diluted EPS from continuing operations (note)	0.45	n/m		0.42	n/m
Dividends declared per common share	0.1450	n/m		0.1375	n/m

 note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2018 Annual Report and this MD&A).

 n/m = not meaningful

The adoption of IFRS 16 did not have a significant impact on our adjusted net income or net income in Q1 19. However, administrative and marketing expenses decreased because fixed lease costs of approximately $35.5 million were replaced with a corresponding increase in depreciation of leased assets and interest expense. Q1 18 results have not been restated for IFRS 16. For further details on our adoption of IFRS 16, refer to the Basis of Presentation section of this MD&A and note 4 of our March 31, 2019, unaudited interim consolidated financial statements.

For Q1 19, Stantec generated adjusted net income of $50.3 million, or $0.45 per diluted share, a 5.0% and 7.1% increase, respectively, compared to Q1 18. Results were consistent with expectations, reflecting our continued focus on growing organically and through acquisitions, and benefited from a $4.9 million tax recovery due to the recording of previously unrecognized tax loss carryforwards in our Australian operations.

Q1 19 net income was $44.9 million, or $0.40 per diluted share, a 22.0% and 25.0% increase, respectively, compared to Q1 18. Partly offsetting the tax recovery discussed above, Q1 19 net income was impacted by an additional $2.1 million tax expense related to a US transition tax adjustment. Net income as a percentage of net revenue was 5.0% in Q1 19 compared to 4.5% in Q1 18.

Management’s Discussion and Analysis March 31, 2019	M-7	Stantec Inc.

Net revenue increased 11.8% compared to Q1 18 due to acquisition and organic growth and fluctuating foreign exchange rates. Gross margin increased 10.9% compared to Q1 18 but declined as a percentage of net revenue—from 54.5% in Q1 18 to 54.0% in Q1 19—primarily due to project mix and the effect of a $3.0 million revenue recovery adjustment on a major Water project recorded in Q1 18. Excluding the impact of IFRS 16, administrative and marketing expenses increased from 43.0% of net revenue in Q1 18 to 43.4% of net revenue in Q1 19 mainly due to integration costs from recent acquisitions and reduced utilization. Results were strengthened by a reduction of amortization of intangible assets and unrealized gains on investments held for self-insured liabilities recorded in other income.

Adjusted EBITDA increased $37.6 million, or 42.0%, compared to Q1 18, primarily due to the adoption of IFRS 16. Excluding the impact of IFRS 16, adjusted EBITDA increased $2.1 million, or 2.4%, mainly as a result of revenue growth.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 70% of gross revenue in foreign currencies, primarily in US dollars and British Pound Sterling (GBP). Fluctuations in these currencies had a net $21.3 million positive impact on our net revenue results in Q1 19 compared to Q1 18, as further described below:

●	The Canadian dollar averaged US$0.79 in Q1 18 and US$0.75 in Q1 19—a 5.1% decrease. The weakening Canadian dollar had a positive effect on gross and net revenue.

●	The Canadian dollar averaged GBP0.57 in Q1 18 and GBP0.58 in Q1 19—a 1.8% increase. The strengthening Canadian dollar had a negative effect on gross and net revenue.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Revenue by Reportable Segment

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	Quarter Ended Mar 31, 2019	Quarter Ended Mar 31, 2018	Quarter Ended Mar 31, 2019	Quarter Ended Mar 31, 2018	Q1 19 Organic Net Revenue Growth %

Canada	307.9	302.8	270.9	258.9	0.4%
United States	636.3	569.6	477.4	439.4	2.4%
Global	207.3	148.9	155.8	110.5	8.1%

Total	1,151.5	1,021.3	904.1	808.8	2.5%

Management’s Discussion and Analysis March 31, 2019	M-8	Stantec Inc.

Revenue by Business Operating Unit

	Gross Revenue			Net Revenue
(In millions of Canadian dollars, except percentages)	Quarter Ended Mar 31, 2019	Quarter Ended Mar 31, 2018	Quarter Ended Mar 31, 2019	Quarter Ended Mar 31, 2018	Q1 19 Organic Net Revenue Growth %

Buildings	261.0	235.8	203.9	183.9	1.4%
Energy & Resources	152.5	132.9	131.7	116.9	1.6%
Environmental Services	171.8	156.6	129.7	110.5	7.9%
Infrastructure	324.0	271.4	254.5	217.4	4.0%
Water	242.2	224.6	184.3	180.1	(0.7%	)

Total	1,151.5	1,021.3	904.1	808.8	2.5%

In Q1 19 compared to Q1 18, gross revenue increased 12.7% and net revenue increased 11.8%. Improvements in net revenue were driven by acquisition growth of 6.6%, organic growth of 2.5%, and positive foreign exchange fluctuations of 2.7%.

The gross to net revenue ratio is 1.27, falling within our targeted range of 1.25 to 1.30.

Canada

Gross revenue increased 1.7% and net revenue increased 4.6% compared to Q1 18 as a result of acquisition growth.

Organic gross revenue retracted 2.4% compared to Q1 18 while net revenue remained consistent with Q1 18. Growth occurred primarily in Energy & Resources and Environmental Services and was offset by retractions in Buildings and Water.

In Energy & Resources, our Oil & Gas sector continues to see strong growth as a result of certain pipeline projects. However, this growth was partly offset by retraction in our Power sector where two large projects from 2018 are nearing completion. Environmental Services had continued growth from Q4 18 because of liquefied natural gas support projects and opportunities emerging from the midstream oil and gas sector. Growth in our Transportation sector came from several large projects in our Transit & Rail subsector, including the Reseau Express Metropolitan, Montreal’s light rail transit network.

Buildings was impacted by the completion of large healthcare projects in Ontario and in our Water business, we saw the completion of large projects in western Canada and Ontario. As well, our Community Development sector saw organic retraction across the country, except in central and northern Alberta.

Acquisitions completed in 2018 contributed to gross revenue growth of 4.1% and net revenue growth of 4.2%, primarily in Energy & Resources.

United States

Gross revenue increased 11.7% and net revenue increased 8.6% compared to Q1 18 as a result of organic revenue growth and positive impacts from the strengthening of the US dollar compared to the Canadian dollar.

We achieved organic gross revenue growth of 5.7% and net revenue growth of 2.4%, reflecting organic growth in all business operating units, except Energy & Resources and Water. Our Energy & Resources business operating unit saw some retraction because we completed projects that were active in Q1 18.

Management’s Discussion and Analysis March 31, 2019	M-9	Stantec Inc.

Organic growth in our Buildings business occurred primarily in our commercial, education, and civic sectors, particularly in our Northeast, Florida, and Colorado locations. Renewables and hydropower dam projects contributed to growth in our Environmental Services business. Our Transportation business continued to grow significantly with the progress made on the Long Island Rail Road project and the commencement of the Chicago Transit Authority project.

Our Q1 18 results for our Water business included a recovery of $3.0 million from a Q4 17 revenue adjustment. Normalizing for this would result in overall growth for Water. Our continued expansion into the California, Texas, and Northeast US markets and growth in the Conveyance and Water and Wastewater Treatment sectors contributed to organic growth.

Acquisitions completed in 2018 contributed to gross revenue growth of 0.9% and net revenue growth of 1.1%, primarily in our Water business and Mining and Transportation sectors.

Global

Gross revenue increased 39.2% and net revenue increased 41.0% compared to Q1 18, representing the region in the Company with the most significant growth. Increases during the quarter resulted from acquisition and organic growth and were partly offset by fluctuations in foreign exchange of 1.1%.

We saw organic gross revenue growth of 12.9% and net revenue growth of 8.1%, reflecting net organic growth in all business operating units.

Organic revenue growth in Water was driven by new projects in Australia and New Zealand, in addition to continued steady volume in the United Kingdom as we finish major projects associated with the latest regulatory cycle. New projects in Qatar and the United Arab Emirates contributed to growth in our Middle East Buildings business. Continuing strong markets in our Mining sector resulted in an increased volume of work in Latin America. We also saw net revenue growth in our Power sector related to a new multilateral aid-sponsored power transmission project in Nepal in the quarter. Growth in our WaterPower & Dams sector from new projects was partly offset by the winding down of certain large projects in our export business. Our export business encompasses projects that are contracted and managed from North America but are physically located outside North America.

Acquisitions completed in 2018 and 2019 contributed to gross revenue growth of 28.1% and net revenue growth of 34.0%, primarily in Buildings and Infrastructure.

Backlog

Backlog by Reportable Segment

(In millions of Canadian dollars)	Mar 31, 2019	Dec 31, 2018

Canada	1,027.5	1,052.0
United States	2,712.0	2,538.9
Global	675.3	588.3
Total	4,414.8	4,179.2

Our contract backlog—$4.4 billion at March 31, 2019—represents approximately 12 months of work.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

Management’s Discussion and Analysis March 31, 2019	M-10	Stantec Inc.

Major Project Awards

Major projects awarded in Q1 19 in Canada include providing technical consulting and cost services for Toronto’s Rail Deck Park, which will transfer 21 acres of unused air space above the rail corridor into one of the largest structure-topped parks in the world.

In the United States, we secured a project to provide conceptual design and project management services for phase 3 of the Narragansett Bay Commission’s Combined Sewer Overflow Control Facilities program in Rhode Island.

In Global, our UK team was reappointed to the Homes England Multidisciplinary Framework to support the delivery of affordable housing to meet government targets.

Gross Margin

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of gross margin, refer to the Definitions section of our 2018 Annual Report (incorporated here by reference).

Gross Margin by Reportable Segments

	Quarter Ended March 31, 2019		Quarter Ended March 31, 2018
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Canada	139.0	51.3%	134.9	52.1%
United States	262.3	54.9%	244.3	55.6%
Global	87.2	56.0%	61.3	55.5%
Total	488.5	54.0%	440.5	54.5%

Gross margin increased $48.0 million as a result of overall revenue increases and decreased 0.5% as a percentage of net revenue compared to Q1 18.

Gross margin in Canada increased $4.1 million and decreased 0.8% as a percentage of net revenue compared to Q1 18. This resulted from a shift in our project mix, driven largely by Energy & Resources, which generated substantially higher revenues in Q1 19 than our other businesses but at lower margins. As well, gross margin in Environmental Services was lower for support work associated with the oil and gas sector.

Gross margin in the United States increased $18.0 million and decreased 0.7% as a percentage of net revenue compared to Q1 18. The decrease is largely due to the effect of a Water project recovery in Q1 18, which contributed to a higher gross margin for that period.

Gross margin in Global increased $25.9 million and increased 0.5% as a percentage of net revenue compared to Q1 18. The increase was primarily due to a success fee recognized on a hydro project in Australia and from our project mix in the quarter.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue was 39.5% in Q1 19 compared to 43.0% in Q1 18.

Without the adoption of IFRS 16, $35.5 million in additional occupancy costs would be included in administrative and marketing expenses, resulting in a percentage of net revenue of 43.4% compared to 43.0% in Q1 18. This increase is mainly due to higher integration costs associated with our recent acquisitions of PBA and WGE and lower utilization. In addition, we had a $2.5 million increase in share-based compensation charges and a $4 million increase in subscription costs from the renewal of certain cloud-based software solutions, which were previously licenced-based

Management’s Discussion and Analysis March 31, 2019	M-11	Stantec Inc.

and therefore capitalized and amortized as intangible assets. These increases were partly offset by cost savings from discretionary spending. We continue to monitor our costs for operational efficiencies.

Administrative and marketing expenses fluctuate year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, by business development, and by integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing expenses is generally higher because of integration activities, including orienting newly acquired staff. Our operations also include higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere that result in lower staff utilization.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition.

The following table summarizes the amortization of identifiable intangible assets for Q1 19 and Q1 18:

	Quarter Ended March 31
(In millions of Canadian dollars)	2019	2018

Client relationships	7.5	6.4
Backlog	2.0	5.1
Other	0.2	1.7
Lease disadvantage	-	(0.3)
Total amortization of acquired intangible assets	9.7	12.9
Software	5.7	6.4

Total amortization of intangible assets	15.4	19.3

The decrease in intangible asset amortization of $3.9 million in Q1 19 compared to Q1 18 was mainly due to a reduction in backlog amortization. Backlog related to the acquisitions made in previous years—such as MWH Global—was fully amortized in Q2 18. Software amortization has also declined as subscription costs are now charged to administrative and marketing expenses. Vendors are moving to cloud-based software solutions, and IFRS does not permit the capitalization of these as intangible assets. Lease disadvantages and lease advantages (in the Other category) from acquisitions completed in prior years were reclassified to lease assets as a result of our adoption of IFRS 16. These decreases were partly offset by an increase of $1.1 million in client relationships. Additions to client relationships have been increasing as new acquisitions are made. During the quarter, the acquisition of WGE added $30.5 million to client relationships.

Net Interest Expense

Net interest expense increased $11.9 million compared to Q1 18. The adoption of IFRS 16, added $8.1 million to this net interest expense.

Without the adoption of IFRS 16, net interest expense increased $3.8 million driven by increased drawings on our revolving credit facility to fund the WGE acquisition and share repurchases under our Normal Course Issuer Bid (NCIB), and due to higher interest rates.

Management’s Discussion and Analysis March 31, 2019	M-12	Stantec Inc.

Other (Income) Expenses

In Q1 19 we recognized an unrealized gain of $5.1 million, compared to an unrealized loss of $2.6 million in Q1 18, on our equity securities in our investments held for self-insured liabilities. The unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Income Taxes

Our effective income tax rate was 23.2% in Q1 19, compared to a normalized 26.8% in 2018. Our income tax expenses included a $4.9 million tax recovery due to the recording of previously unrecognized tax loss carryforwards in our Australian operations and were partly offset by an additional $2.1 million US transition tax adjustment based on recent regulations and guidance released by the US Internal Revenue Service.

Without these impacts, our normalized effective tax rate for Q1 19 would be 28.0%. The difference between our Q1 19 normalized effective tax rate and estimated 27.0% effective tax rate included in our 2018 Annual Report, was caused by a higher proportion of income being earned in higher taxed jurisdictions and certain non-deductible expenses.

Discussion of Discontinued Operations

On November 2, 2018, we completed the sale of our Construction Services operations. The results of our Construction Services operations are reported as discontinued operations in our 2018 consolidated financial statements for all periods presented as prescribed by IFRS 5. During the quarter, management and the purchaser completed their review of the closing financial statements, resulting in an immaterial settlement adjustment.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Management’s Discussion and Analysis March 31, 2019	M-13	Stantec Inc.

Quarterly Unaudited Financial Information

Results for periods prior to Q1 19 have not been restated for the adoption of IFRS 16.

	2019		2018				2017
(In millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	1,151.5	1,083.9	1,086.6	1,092.0	1,021.3	977.4	1,000.9	1,046.3
Net revenue	904.1	835.6	847.5	863.3	808.8	749.9	787.5	831.7
Net income from continuing operations	44.9	21.2	55.9	57.6	36.6	15.6	43.3	99.1
Net income (loss) from discontinued operations, net of tax	-	(32.2)	(73.9)	(18.0)	0.2	(4.4)	2.9	(1.5)
Net income (loss)	44.9	(11.0)	(18.0)	39.6	36.8	11.2	46.2	97.6

Basic earnings (loss) per share
Continuing operations	0.40	0.19	0.49	0.51	0.32	0.14	0.38	0.87
Discontinued operations	-	(0.29)	(0.65)	(0.16)	-	(0.04)	0.03	(0.01)
Total basic earnings (loss) per share	0.40	(0.10)	(0.16)	0.35	0.32	0.10	0.41	0.86

Diluted earnings (loss) per share
Continuing operations	0.40	0.19	0.49	0.51	0.32	0.14	0.37	0.86
Discontinued operations	-	(0.29)	(0.65)	(0.16)	-	(0.04)	0.03	(0.01)
Total diluted earnings (loss) per share	0.40	(0.10)	(0.16)	0.35	0.32	0.10	0.40	0.85

Continuing operations
Adjusted net income (note)	50.3	45.5	51.2	62.0	47.9	39.7	57.1	58.4
Adjusted basic and diluted EPS (note)	0.45	0.40	0.45	0.54	0.42	0.35	0.50	0.51

Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of the 2018 Annual Report and this MD&A. Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Gross Revenue

(In millions of Canadian dollars)	Q1 19 vs. Q1 18	Q4 18 vs. Q4 17	Q3 18 vs. Q3 17	Q2 18 vs. Q2 17

Increase (decrease) in gross revenue due to
Net acquisition growth	59.8	50.5	27.3	22.2
Organic growth	44.1	35.5	34.1	48.3
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	26.3	20.5	24.3	(24.7)

Total net increase in gross revenue	130.2	106.5	85.7	45.8

Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. (See additional information on the operating results for each of the three quarters of 2018 in our MD&A for each respective quarter.)

Management’s Discussion and Analysis March 31, 2019	M-14	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2018:

Balance Sheet Summary

(In millions of Canadian dollars)	Mar 31, 2019	Jan 1, 2019	IFRS 16	Dec 31, 2018

Total current assets	1,582.5	1,573.7	(61.8)	1,635.5
Property and equipment	299.5	289.4	-	289.4
Lease assets	551.7	561.8	561.8	-
Goodwill	1,688.8	1,621.2	-	1,621.2
Intangible assets	276.0	242.0	(5.7)	247.7
Net employee defined benefit asset	11.9	10.0	-	10.0
Other assets	183.0	178.2	2.7	175.5
All other assets	33.0	30.6	-	30.6

Total assets	4,626.4	4,506.9	497.0	4,009.9

Current portion of long-term debt	64.6	48.5	-	48.5
Current portion of provisions	36.0	41.7	(0.7)	42.4
Current portion of lease liabilities	38.5	44.8	44.8	-
All other current liabilities	692.1	749.2	(18.5)	767.7

Total current liabilities	831.2	884.2	25.6	858.6
Lease liabilities	602.8	600.2	600.2	-
Income taxes payable	17.3	15.9	-	15.9
Long-term debt	1,042.0	885.2	-	885.2
Provisions	84.4	86.6	8.4	78.2
Net employee defined benefit liability	59.8	68.6	-	68.6
Deferred tax liability	77.1	45.6	(8.7)	54.3
Other liabilities	49.0	45.9	(94.5)	140.4
Equity	1,861.1	1,872.9	(34.0)	1,906.9
Non-controlling interests	1.7	1.8	-	1.8

Total liabilities and equity	4,626.4	4,506.9	497.0	4,009.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets and current liabilities.

The adoption of IFRS 16 resulted in an overall increase to assets and liabilities because the new standard requires the lessee to recognize an asset for the right to use the underlying asset during the lease term (lease assets) and recognize a liability to make lease payments (lease liabilities). We also reclassified certain balance sheet accounts to conform with the accounting requirements of IFRS 16. Refer to the Definitions section in this MD&A for IFRS 16 impacts. As well, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar—from US$0.73 at December 31, 2018, to US$0.75 at March 31, 2019. Other factors that impacted our long-term assets and liabilities are indicated below.

For non-current assets, the adoption of IFRS 16 resulted in a recognition of lease assets, a reclass of lease advantages from intangible assets to lease assets, and a recognition of sublease receivables included in other assets. Excluding the adoption of IFRS 16, property and equipment increased mainly because of leasehold improvements and included $5.7 million relating to the acquisition of WGE; this was partly offset by depreciation expense. Goodwill and intangible assets increased due to our acquisition of WGE completed in Q1 19; this was

Management’s Discussion and Analysis March 31, 2019	M-15	Stantec Inc.

partly offset by intangible amortization expense. Other assets increased mainly because investments held for self-insured liabilities increased $3.6 million.

For liabilities, the adoption of IFRS 16 resulted in a recognition of lease liabilities, a reclass of lease inducement benefits from other liabilities to lease assets, a recognition of lease restoration liabilities included in provisions, and a net decrease to deferred tax liabilities. Excluding the adoption of IFRS 16, total current and long-term debt increased $172.9 million due primarily to an increase in our revolving credit facility of $125.1 million and a net increase of $47.3 million in notes payable. Increases in the revolving credit facility were made to finance the WGE acquisition, working capital needs, and repurchases of shares; increases in notes payable were associated with the WGE acquisition.

Deferred tax liabilities, excluding IFRS 16 adjustments, increased $31.5 million as a result of deferred taxes payable recorded in Q1 19 and other items. Net employee defined benefit liability decreased $8.8 million and net employee defined benefit asset increased $1.9 million for a combined net decrease of $10.7 million. The decrease was due to contributions of $13 million made during the quarter and partly offset by the addition of WGE’s end of employment benefit liability of $1.9 million.

Shareholders’ equity decreased $45.8 million. Opening shareholders’ equity was adjusted downward by $34.0 million related to the adoption of IFRS 16. The increase in shareholder’s equity was mainly due to net income of $44.9 million for the quarter and partly offset by $33.1 million in other comprehensive income related to exchange differences on translation of our foreign subsidiaries. In addition, we had $3.0 million in share options exercised for cash and $1.5 million in share-based compensation expense. These increases were partly offset by $16.2 million in dividends declared and $11.9 million in shares repurchased under our NCIB.

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $400 million subject to approval), our $310 million senior term loan, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the MD&A of our 2018 Annual Report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

We continue to limit our exposure to credit risk by placing our cash and deposits in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Management’s Discussion and Analysis March 31, 2019	M-16	Stantec Inc.

Working Capital

The following table summarizes working capital information at March 31, 2019, compared to December 31, 2018:

(In millions of Canadian dollars, except ratios)	Mar 31, 2019	Jan 1, 2019	IFRS 16	Dec 31, 2018

Current assets	1,582.5	1,573.7	(61.8)	1,635.5
Current liabilities	(831.2)	(884.2)	(25.6)	(858.6)
Working capital (note)	751.3	689.5	(87.4)	776.9
Current ratio (note)	1.90	1.78	n/a	1.90

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this MD&A.

The adoption of IFRS 16 resulted in reclasses of certain balance sheet accounts (discussed in the Definitions section of this MD&A). As well, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar.

IFRS 16 resulted in a reclass of $50.0 million of lease inducements receivable from other receivables and $12.8 million of prepaid rent from prepaid expenses to lease assets. Excluding the adoption of IFRS 16, current assets increased primarily because of a collective net increase of $64.6 million from trade and other receivables, unbilled receivables, and contract assets, income taxes recoverable of $20.1 million, and prepaid expenses of $9.1 million. The increases were partly offset with a decrease in cash and cash deposits and cash in escrow of $88.3 million (explained in the Cash Flows section of this MD&A). Income taxes recoverable was higher as a result of income tax installments paid and other items. Prepaid expenses increased because subscription fees of $8.5 million for certain software licensing, that were renewed as cloud-based solutions, can no longer be capitalized as intangible assets.

Gross revenue trade receivables remained consistent from December 31, 2018, to March 31, 2019 and the over-90-day aging category decreased 2.7%, or $3.5 million. The decrease is due to the mix of clients in the quarter. Our DSO, a non-IFRS measure defined in the Definitions section of this MD&A, was 104 days at March 31, 2019, compared to 103 days at December 31, 2018. We continue to focus on reducing DSO and expect it to be 98 days by the end of the year.

IFRS 16 resulted in the recognition of $44.8 million of lease liabilities (current portion), this was partly offset by a decrease in other liabilities of $18.2 million because lease inducement benefits and lease disadvantages were reclassed to lease assets. Excluding the adoption of IFRS 16, current liabilities decreased primarily because of a decrease in trade and other payables of $98.8 million, mainly attributable to the timing of payments to suppliers and payroll as well as the payment of annual employee short-term incentive awards. This decrease was partly offset by an increase of $43.1 million in bank indebtedness and a reclass of $16.1 million of our notes payable from non-current to current.

Management’s Discussion and Analysis March 31, 2019	M-17	Stantec Inc.

Cash Flows

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

		Continuing		Discontinued
		Operations		Operations				Total
	Mar 31,	Mar 31,		Mar 31,	Mar 31,		Mar 31,	Mar 31,
(In millions of Canadian dollars)	2019	2018	Change	2019	2018	Change	2019	2018	Change

Cash flows used in operating activities	(88.5)	(73.0)	(15.5)	(1.6)	(49.9)	48.3	(90.1)	(122.9)	32.8

Cash flows used in investing activities	(104.2)	(44.5)	(59.7)	-	(0.6)	0.6	(104.2)	(45.1)	(59.1)

Cash flows from financing activities	68.2	129.5	(61.3)	-	-	-	68.2	129.5	(61.3)

Because of the adoption of IFRS 16, fixed lease payments and proceeds for leasehold inducements are no longer included in operating and investing activities, respectively, and are now recognized in financing activities in our statement of cash flows. These reclassifications had a net zero effect on total cash flows. Our comparative figures were not restated.

Cash Flows Used in Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards.

The adoption of IFRS 16 reduced reported operating cash outflow by $25.6 million. Excluding the adoption of IFRS 16, cash flows used in operating activities for continuing operations would have been $114.1 million, a $41.1 million increase compared to Q1 18, driven by an increase in cash paid to employees and cash paid to suppliers due to acquisition growth and the timing of various payments. These cash outflows were partly offset by an increase in cash receipts from operations as a result of growth and a decrease in income tax installments paid.

Cash Flows Used in Investing Activities

The adoption of IFRS 16 increased reported investing cash outflow by $4.8 million. Excluding the adoption of IFRS 16, cash flows used in investing activities would have been $99.4 million, a $54.9 million increase compared to Q1 18, mainly due to a $62.0 million increase in cash used for business acquisitions.

Property and equipment and software purchases were $22.2 million compared to $23.4 million in Q1 18. Purchases in Q1 19 related mainly to leasehold improvements at various locations.

Cash Flows from Financing Activities

The adoption of IFRS 16 reduced reported financing cash inflow by $20.8 million. Excluding the adoption of IFRS 16, cash flows from financing activities would have been $89.0 million, a $40.5 million decrease compared to Q1 18 because of $36.9 million reduction in drawings from our revolving credit facility, $3.8 million repayment made on other long-term debt, and $3.0 million increase in share repurchases. This was partly offset with a $5.0 million reduction in payments made on software financing obligations.

Management’s Discussion and Analysis March 31, 2019	M-18	Stantec Inc.

Capital Management

Prior to the adoption of IFRS 16, we managed our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. With the adoption of IFRS 16, our internal guideline has been revised to a net debt to adjusted EBITDA ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

After applying IFRS 16 to our trailing four-quarter adjusted EBITDA, our March 31, 2019, net debt to adjusted EBITDA ratio was 2.0 to 1.0. Our leverage in Q1 19 is at the upper end of our stated internal guideline due to a combination of seasonality and several discrete reasons that are consistent with our overall approach to capital allocation. Typically, our earnings and cash flows are strongest in the second and third quarters of the year and lower in the first and fourth quarters. First quarter cash flows are further reduced due to the payment of annual short-term employee incentive awards. During Q1 19, we drew $82.8 million from our revolving credit facility to fund the WGE acquisition, while adjusted EBITDA only includes one month of earnings contribution from WGE. And, in Q4 18 and Q1 19, we have opportunistically repurchased our shares under our NCIB program. We remain committed to maintaining a strong balance sheet and expect our net debt to adjusted EBITDA ratio to be below 2.0 at the end of 2019.

Stantec has syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million and a $310 million term loan in two tranches. At March 31, 2019, $56.1 million was available in our revolving credit facility for future activities. Our agreement allows for an additional $400 million of debt, subject to approval, under the same terms and conditions, providing ample liquidity to fund our acquisition strategy.

We were in compliance with the covenants related to our credit facilities as at and throughout the period ended March 31, 2019.

Shareholders’ Equity

Share options exercised generated $3.0 million in cash during the first quarter of 2019 compared to $3.7 million in cash generated during the first quarter of 2018. Our NCIB on the TSX was renewed in 2018 and amended during the first quarter of 2019, enabling us to repurchase up to 5,684,699 of our common shares during the period November 14, 2018, to November 13, 2019. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. In Q1 19, we repurchased 382,512 common shares at an average price of $31.00 per share for an aggregated price of $11.9 million. In Q1 18, we repurchased 279,686 common shares at an average price of $32.34 per share for an aggregated price of $8.9 million.

Other

Outstanding Share Data

At March 31, 2019, 111,657,956 common shares and 4,739,992 share options were outstanding. From April 1, 2019, to May 9, 2019, 16,666 share options were exercised and 7,336 share options were forfeited. At May 9, 2019, 111,674,622 common shares and 4,715,990 share options were outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at March 31, 2019, on an undiscounted basis.

Management’s Discussion and Analysis March 31, 2019	M-19	Stantec Inc.

Contractual Obligations

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	1,110.5	65.6	80.4	963.6	0.9
Interest on debt	149.0	36.4	72.7	39.9	-
Bank indebtedness	43.1	43.1	-	-	-
Lease liabilities	786.5	59.0	270.5	183.6	273.4
Restoration	12.7	-	3.5	4.0	5.2
Variable lease payments	281.6	50.1	81.2	52.2	98.1
Short-term and low -value lease payments	38.7	26.0	11.2	1.5	-
Leases not commenced but committed	52.7	0.3	9.2	10.9	32.3
Purchase and service obligations	53.2	28.8	24.1	0.3	-
Foreign currency forward contract	26.0	26.0	-	-	-
Other obligations	27.0	4.8	8.1	0.4	13.7

Total contractual obligations	2,581.0	340.1	560.9	1,256.4	423.6

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows from Financing Activities and Capital Management sections of this MD&A and notes 13 and 20 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2019.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our Long-Term Incentive Plan. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute $23.3 million to the pension plans in 2019.

Off-Balance Sheet Arrangements

As at March 31, 2019, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $74.7 million that expire at various dates before April 2020, except for $9.7 million that have open-ended terms. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations. We also provide indemnifications and, in limited circumstances, guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions.

As part of the normal course of operations, our surety facilities allow the issuance of bonds for certain types of project work. At March 31, 2019, $642.7 million in bonds—expiring at various dates before July 2024—were issued under these surety facilities. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default and relate mainly to our former Construction Services business. The purchaser of the Construction Services business agreed to use reasonable efforts to arrange for Stantec to be released from these obligations as soon as practicable. Although we remain obligated for these instruments, the purchaser has indemnified Stantec should any of these obligations be triggered.

Management’s Discussion and Analysis March 31, 2019	M-20	Stantec Inc.

Financial Instruments and Market Risk

At March 31, 2019, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2018 Annual Report (incorporated here by reference), except for our fixed interest rate swap and foreign currency forward contracts, which are derivative financial instruments and are required to be measured at fair value.

During the quarter, we entered into an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023, and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread. The fair value of the interest rate swap, estimated using market rates at March 31, 2019, is an unrealized loss of $0.5 million, net of tax. Since we designated the interest rate swap as a cash flow hedge, we included the non-cash fair value loss in other comprehensive income.

We had also entered into foreign currency forward contracts during the quarter to purchase foreign currencies totalling $26.0 million (or notional amounts of GBP12.5 million and NZD4.3 million) maturing over the next two months. These forward contracts were entered into to mitigate the risk of foreign currency fluctuations related to GBP and NZD denominated liabilities against various foreign currencies. Because the forward contracts are not designated as a hedge, the unrealized fair value loss of $0.1 million, calculated using estimated market rates as at March 31, 2019, is included in foreign exchange loss in the consolidated statement of income.

These arrangements are further described in note 15 of our March 31, 2019, unaudited interim consolidated financial statements.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief practice and project officer (CPO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also, from time to time, we guarantee a subsidiary’s or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 24 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2019, and notes 14, 21, and 33 of our audited consolidated financial statements for the year ended December 31, 2018 (included in our 2018 Annual Report and incorporated here by reference).

Outlook

The outlook for fiscal year 2019 is based on our expectations described in the Outlook section of our 2018 Annual Report (incorporated here by reference). An update on our financial and outlook targets, described on pages M-8, M-11, and M-12 of the 2018 Annual Report, is provided on page M-5 of this MD&A. We continue to expect organic net revenue growth in 2019 to be in the low- to mid-single digits, in line with global GDP growth, and we continue to target a long-term average compound net revenue growth rate of 15% through organic and acquisition growth.

Our business operates in a highly diverse infrastructure and facilities market in North America and globally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may

Management’s Discussion and Analysis March 31, 2019	M-21	Stantec Inc.

fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the MD&A in our 2018 Annual Report (incorporated here by reference). The Caution Regarding Forward-Looking Statements section of this MD&A outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q1 19 from those described in our 2018 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2018, audited consolidated financial statements (incorporated here by reference), except for the change in accounting estimates related to the adoption of IFRS 16, described in note 4 of our Q1 19 unaudited interim consolidated financial statements (incorporated here by reference).

Definition of Non-IFRS Measures

This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to EBITDA, leverage ratio, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first quarter ended March 31, 2019, there has been no significant change in our description of non-IFRS measures from that included in our 2018 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference), except for substituting net debt to EBITDA with net debt to adjusted EBITDA and included days sales outstanding (DSO).

DSO is a non-IFRS measure and does not have a standardized definition within IFRS. It represents the average number of days to convert our trade and other receivables, unbilled receivables, and contract assets to cash. Our method of calculating DSO may differ from the methods presented by other companies.

A reconciliation of Non-IFRS measures to their closest respective IFRS measures is provided on M-4 of this MD&A.

Recent Accounting Pronouncements

Effective January 1, 2019, we adopted the following standards and amendments (further described in note 6 of our December 31, 2018, annual consolidated financial statements and note 4 of our March 31, 2019, unaudited interim consolidated financial statements):

●	IFRS 16 Leases (IFRS 16)

●	IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23)

●	Amendments to IFRS 9 Financial Instruments (IFRS 9)

●	Amendments to IAS 28 Long-term Interest in Associates and Joint Ventures (IAS 28)

●	Annual Improvements (2015-2017 Cycle) related to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs

●	Amendments to IAS 19 Employee Benefits (IAS 19)

Management’s Discussion and Analysis March 31, 2019	M-22	Stantec Inc.

The adoption of these new standards, amendments, interpretations, and improvements did not have an impact on our disclosure controls and procedures or our business activities, including debt covenants, key performance indicators, and compensation plans. The adoption of IFRS 16 resulted in a change in accounting policies, non-cash changes to our financial results, and key non-IFRS indicators. Our debt covenants were not impacted since they continued to be reported under pre-IFRS 16 standards.

IFRS 16 Leases

Effective January 1, 2019, we adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach and did not restate comparative information. The new standard replaces IAS 17 Leases, and IFRIC 4 Determining Whether an Arrangement Contains a Lease (IFRIC 4) and requires companies to bring operating leases, formerly treated as off-balance sheet items, onto a company’s statement of financial position. Certain current and non-current items on our statement of financial position were also reclassified to conform with the accounting requirements of IFRS 16.

The majority of our leases are for office space, vehicles, and other equipment. We no longer include fixed lease payments in administrative and marketing expenses. Instead, lease costs are replaced with depreciation of leased assets and interest expense using the effective interest method for lease liabilities. We continue to expense in administrative and marketing low-value asset leases, short-term leases with a term of 12 months, and variable lease expenses. Prior to IFRS 16, occupancy costs were accounted for on a straight-line basis. With the adoption of IFRS 16, leased assets are amortized on a straight-line basis; however, interest from the effective interest method results in higher interest at the start of the lease term, causing a difference between our pre and post-IFRS 16 net income. We estimate the adoption of IFRS 16 will result in a non-cash reduction of our 2019 net income by $3.0 million or $0.03 on an earnings per share basis.

On inception of a lease agreement, lease liabilities are recognized at the present value of lease payments less any incentives receivable. Lease assets are equal to lease liabilities less lease incentives received, plus restoration costs, indirect costs, and prepayments. On transition, certain lease assets were measured at the amount equal to the lease liability; however, certain significant leases were measured retrospectively as though the standard was applied since the commencement date of the lease. Over time depreciated leased assets and discounted liabilities are not equal; therefore, on transition, we recorded a non-cash after-tax cumulative debit adjustment of $34.0 million against our opening retained earnings for the leases that were measured retrospectively.

On the statement of cash flows, fixed lease payments and proceeds for leasehold inducements are no longer included in operating and investing activities, respectively, and are now recognized in financing activities. This reclassification increases cash flows from operating activities and reduces cash flows from investing and financing activities, resulting in a net zero effect on total cash flows.

A summary of IFRS 16’s impact on our January 1, 2019, statement of financial position, on our Q1 19 income statement items and non-IFRS financial measures, and on our statement of cash flows is included in the tables below.

Management’s Discussion and Analysis March 31, 2019	M-23	Stantec Inc.

Impact on Statement of Financial Position at January 1, 2019

(In millions of Canadian dollars)	IFRS 16 $	Before IFRS 16 $	Increase (decrease) $

Current assets
Trade and other receivables	828.1	878.1	(50.0)
Prepaid expenses	43.9	56.8	(12.9)
Other assets	24.3	23.2	1.1

Non-current assets
Lease assets	561.8	-	561.8
Intangible assets	242.0	247.7	(5.7)
Other assets	178.2	175.5	2.7

Total increase in assets			497.0

Current liabilities
Trade and other payables	566.9	567.2	(0.3)
Lease liabilities	44.8	-	44.8
Provisions	41.7	42.4	(0.7)
Other liabilities	5.0	23.2	(18.2)

Non-current liabilities
Lease liabilities	600.2	-	600.2
Provisions	86.6	78.2	8.4
Deferred tax liabilities	45.6	54.3	(8.7)
Other liabilities	45.9	140.4	(94.5)

Shareholders’ equity
Retained earnings	817.2	851.2	(34.0)

Total increase in liabilities and equity			497.0

	Quarter ended March 31

(In millions of Canadian dollars)	2019 as reported $	2019 before IFRS 16 $	Increase (decrease) $

Impact on income statement items
Administrative and marketing expenses	357.1	392.6	(35.5)
Net interest expense	17.2	9.1	8.1
Depreciation of lease assets	27.4	-	27.4
Net income	44.9	44.9	-

Impact on non - IFRS financial measures (note)
EBITDA	132.2	96.7	35.5
Adjusted EBITDA	127.1	91.6	35.5
Net debt/adjusted EBITDA - Continuing operations	2.00	2.67	(0.67)

note: Non-IFRS measures are discussed in the Definitions section of our 2018 Annual Report and this MD&A. Net debt/adjusted EBITDA was calculated using a proforma IFRS 16 adjustment for Q2 18 to Q4 18 adjusted EBITDA, calculated as 3.8% of net revenue from the respective quarter.

Management’s Discussion and Analysis March 31, 2019	M-24	Stantec Inc.

Impact on Statement of Cash Flows - Continuing Operations	Quarter ended March 31
(In millions of Canadian dollars)	2019 as reported $	2019 before IFRS 16 $	Increase (decrease) $

Cash flows used in operating activities	(88.5)	(114.1)	25.6
Cash paid to suppliers	(515.0)	(548.7)	33.7
Interest paid	(17.9)	(9.8)	(8.1)

Cash flows from investing activities	(104.2)	(99.4)	(4.8)
Proceeds from leasehold inducements	-	4.8	(4.8)

Cash flows from financing activities	68.2	89.0	(20.8)
Payments of lease obligations	(25.6)	-	(25.6)
Proceeds from leasehold inducements	4.8	-	4.8

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our March 31, 2019, unaudited interim consolidated financial statements (incorporated here by reference).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

For the first quarter ended March 31, 2019, there has been no significant change in our risk factors from those described in our 2018 Annual Report; the risk factors are incorporated here by reference.

Subsequent Event

Dividends

On May 9, 2019, we declared a dividend of $0.145 per share, payable on July 15, 2019, to shareholders of record on June 28, 2019.

Management’s Discussion and Analysis March 31, 2019	M-25	Stantec Inc.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2019 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

●

The discussion of our goals in the Core Business and Strategy and Outlook sections, including but not limited to our ability to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth, to capitalize on strategic opportunities, to grow our market presence, and global GDP growth;

●	Our 2019 target ranges and expectations for certain measures in the Financial Targets section;

●	Our belief that we will achieve our annual targets by the end of fiscal year 2019;

●	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions that we operate in; and

●

Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2019, there has been no significant change in our risk factors from those described in our 2018 Annual Report (incorporated here by reference).

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2019 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2019 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2018 Annual Report. The following information updates and, therefore, supersedes those assumptions.

Management’s Discussion and Analysis March 31, 2019	M-26	Stantec Inc.

●

As stated in our 2018 Annual Report, the World Bank forecasted 2.9% global real GDP growth. The Bank of Canada projects 1.7% GDP growth for Canada, and the Congressional Budget Office projected 2.3% GDP growth for the United States. The GDP forecast for 2019 has since been revised to 2.4% for the United States.

●

In our 2018 Annual Report, management assumed the Canadian dollar would be relatively stable compared to 2018 and used an average value of US$0.77 in 2018. The average value for the quarter ended March 31, 2019, is US$0.75.

●

In our 2018 Annual Report, management assumed that in Canada the overnight interest rate target—currently at 1.75%—is expected to rise over time, but not necessarily in 2019. The US Federal Reserve is expected to maintain the current federal funds rate in 2019. Therefore, management has assumed that the average interest rate remains flat in 2019. The average interest rate for our revolving credit facilities and term loan was 3.77% at March 31, 2019, compared to 4.53% at December 31, 2018.

●

In our 2018 Annual Report, management assumed the Canadian unemployment rate—5.8% in January 2019—is not expected to change significantly in 2019. In the United States, the unemployment rate—4.0% for January 2019—is near its lowest level in over 10 years and is expected to fall further, to 3.5%, in 2019. This forecast for the United States has since been revised to 3.8% for March 2019, and is expected to fall further, to 3.3%, in 2019.

●

In our 2018 Annual Report, the seasonally adjusted annual rate of total housing starts in the United States was expected to increase to 1,272,000 units in 2019 from the expected 1,262,000 units in 2018. This forecast has since been revised to an expected 1,250,000 units in 2019 from 1,241,000 units in 2018.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of May 9, 2019, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2019, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis March 31, 2019	M-27	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

(In millions of Canadian dollars)	Notes	March 31 2019 $	December 31 2018 $

ASSETS
Current
Cash and deposits	7	96.9	185.2
Trade and other receivables	8	825.0	878.1
Unbilled receivables		450.3	384.6
Contract assets		61.7	59.7
Income taxes recoverable		68.0	47.9
Prepaid expenses		53.0	56.8
Other assets	12	27.6	23.2
Total current assets		1,582.5	1,635.5
Non-current
Property and equipment		299.5	289.4
Lease assets	4,9	551.7	-
Goodwill	10	1,688.8	1,621.2
Intangible assets	11	276.0	247.7
Investments in joint ventures and associates		9.1	9.4
Net employee defined benefit asset		11.9	10.0
Deferred tax assets		23.9	21.2
Other assets	12	183.0	175.5

Total assets		4,626.4	4,009.9

LIABILITIES AND EQUITY
Current
Bank indebtedness	7	43.1	-
Trade and other payables		468.4	567.2
Lease liabilities	4,9	38.5	-
Deferred revenue		172.9	174.4
Income taxes payable		1.2	2.9
Long-term debt	13	64.6	48.5
Provisions	14	36.0	42.4
Other liabilities	15	6.5	23.2
Total current liabilities		831.2	858.6
Non-current
Lease liabilities	4,9	602.8	-
Income taxes payable		17.3	15.9
Long-term debt	13	1,042.0	885.2
Provisions	14	84.4	78.2
Net employee defined benefit liability		59.8	68.6
Deferred tax liabilities		77.1	54.3
Other liabilities	15	49.0	140.4

Total liabilities		2,763.6	2,101.2

Shareholders’ equity
Share capital	17	868.6	867.8
Contributed surplus		25.4	24.8
Retained earnings	4	837.1	851.2
Accumulated other comprehensive income		130.0	163.1

Total shareholders’ equity		1,861.1	1,906.9

Non-controlling interests		1.7	1.8

Total liabilities and equity		4,626.4	4,009.9

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income

(Unaudited)

		For the quarter ended March 31

(In millions of Canadian dollars, except per share amounts)	Notes	2019 $	2018 $
			(note 2)
Continuing operations
Gross revenue		1,151.5	1,021.3
Less subconsultant and other direct expenses		247.4	212.5

Net revenue		904.1	808.8
Direct payroll costs	22	415.6	368.3

Gross margin		488.5	440.5
Administrative and marketing expenses	4,5,9,17,22	357.1	348.0
Depreciation of property and equipment		13.7	12.1
Depreciation of lease assets	4,9	27.4	-
Amortization of intangible assets		15.4	19.3
Net interest expense	4,9	17.2	5.3
Other net finance expense		1.3	1.6
Share of income from joint ventures and associates		-	(0.3)
Foreign exchange loss		2.9	2.1
Other (income) expense	12	(5.0)	2.2

Income before income taxes and discontinued operations		58.5	50.2

Income taxes
Current		(4.2)	13.7
Deferred		17.8	(0.1)

Total income taxes		13.6	13.6

Net income for the period from continuing operations		44.9	36.6

Discontinued operations
Net income from discontinued operations, net of tax	6	-	0.2

Net income for the period		44.9	36.8

Weighted average number of shares outstanding - basic		111,805,946	114,064,729

Weighted average number of shares outstanding - diluted		111,805,946	114,306,834

Shares outstanding, end of the period		111,657,956	113,906,006

Earnings per share, basic and diluted
Continuing operations		0.40	0.32
Discontinued operations		-	-

Total basic and diluted earnings per share		0.40	0.32

See accompanying notes

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended March 31

(In millions of Canadian dollars)	2019 $	2018 $

Net income for the period	44.9	36.8

Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	(33.3)	51.6
Net unrealized gain on FVOCI financial assets	0.7	0.8
Unrealized loss on interest rate swap	(0.5)	-

Other comprehensive (loss) income for the period, net of tax	(33.1)	52.4

Total comprehensive income for the period, net of tax	11.8	89.2

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 17)	Share Capital (note 17)	Contributed Surplus (note 17)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2017	113,991,676	878.2	21.5	947.1	49.5	1,896.3
Impact of change in accounting policy, net of tax of $6.7 for IFRS 9 and 15	-	-	-	(23.8)	(0.9)	(24.7)

Adjusted balance January 1, 2018	113,991,676	878.2	21.5	923.3	48.6	1,871.6
Net income				36.8		36.8
Other comprehensive income					52.4	52.4
Total comprehensive income				36.8	52.4	89.2
Share options exercised for cash	194,016	3.7				3.7
Share-based compensation expense			1.4			1.4
Shares repurchased under Normal Course Issuer Bid	(279,686)	(2.1)		(6.8)		(8.9)
Reclassification of fair value of share options previously expensed		1.1	(1.1)			-
Dividends declared				(15.7)		(15.7)

Balance, March 31, 2018	113,906,006	880.9	21.8	937.6	101.0	1,941.3

Balance, December 31, 2018	111,860,105	867.8	24.8	851.2	163.1	1,906.9
Impact of change in accounting policy, net of tax of $8.7 (note 4)	-	-	-	(34.0)	-	(34.0)

Adjusted balance, January 1, 2019	111,860,105	867.8	24.8	817.2	163.1	1,872.9

Net income				44.9		44.9
Other comprehensive loss					(33.1)	(33.1)
Total comprehensive income (loss)				44.9	(33.1)	11.8
Share options exercised for cash	180,363	3.0				3.0
Share-based compensation expense			1.5			1.5
Shares repurchased under Normal Course Issuer Bid	(382,512)	(3.0)	(0.1)	(8.8)		(11.9)
Reclassification of fair value of share options previously expensed		0.8	(0.8)			-
Dividends declared				(16.2)		(16.2)

Balance, March 31, 2019	111,657,956	868.6	25.4	837.1	130.0	1,861.1

  See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended March 31

(In millions of Canadian dollars)	Notes	2019 $	2018 $
			(note 2)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,110.7	1,010.1
Cash paid to suppliers	9	(515.0)	(470.8)
Cash paid to employees		(659.6)	(592.9)
Interest received		0.9	0.5
Interest paid	4,9	(17.9)	(5.6)
Finance costs paid		(1.3)	(1.3)
Income taxes paid		(9.2)	(13.9)
Income taxes recovered		2.9	0.9

Cash flows used in operating activities from continuing operations		(88.5)	(73.0)
Cash flows used in operating activities from discontinued operations		(1.6)	(49.9)

Net cash flows used in operating activities		(90.1)	(122.9)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(83.1)	(21.1)
Cash in escrow		-	(7.1)
Proceeds on leasehold improvements		-	4.9
Purchase of intangible assets		(1.4)	(2.8)
Purchase of property and equipment		(20.8)	(20.6)
Other		1.1	2.2

Cash flows used in investing activities from continuing operations		(104.2)	(44.5)
Cash flows used in investing activities from discontinued operations, net of taxes paid		-	(0.6)

Net cash flows used in investing activities		(104.2)	(45.1)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from revolving credit facility	13	125.3	162.2
Repayment of other long-term debt		(3.8)	-
Net payment of lease obligations	4,9	(25.6)	-
Proceeds from lease inducements	4,9	4.8	-
Payment of software financing obligations		(8.2)	(13.2)
Repurchase of shares for cancellation	17	(11.9)	(8.9)
Proceeds from issue of share capital		3.0	3.7
Payment of dividends to shareholders	17	(15.4)	(14.3)

Cash flows from financing activities from continuing operations		68.2	129.5
Cash flows from financing activities from discontinued operations		-	-

Net cash flows from financing activities	9,23	68.2	129.5

Foreign exchange (loss) gain on cash held in foreign currency		(5.3)	4.9

Net decrease in cash and cash equivalents		(131.4)	(33.6)
Cash and cash equivalents, beginning of the period		185.2	239.5

Cash and cash equivalents, end of the period	7	53.8	205.9

  See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-8

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

5	Business Acquisitions	F-11

6	Discontinued Operations and Disposition of Subsidiaries	F-13

7	Cash and Cash Equivalents	F-14

8	Trade and Other Receivables	F-14

9	Lease Assets and Lease Liabilities	F-15

10	Goodwill	F-16

11	Intangible Assets	F-17

12	Other Assets	F-17

13	Long-Term Debt	F-18

14	Provisions	F-19

15	Other Liabilities	F-20

16	Commitments	F-21

17	Share Capital	F-21

18	Fair Value Measurements	F-22

19	Financial Instruments	F-23

20	Capital Management	F-25

21	Income Taxes	F-25

22	Employee Costs from Continuing Operations	F-26

23	Cash Flow Information	F-26

24	Related-Party Disclosures	F-26

25	Segmented Information	F-26

26	Event after the Reporting Period	F-28

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended March 31, 2019, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on May 9, 2019. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements for the quarter ended March 31, 2019, were prepared in accordance with International Accounting Standard (IAS 34) Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2018, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of the following (described in note 4):

•	IFRS 16 Leases (IFRS 16)
•	IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23)
•	Amendments to IFRS 9 Financial Instruments (IFRS 9)
•	Amendments to IAS 28 Long-term Interest in Associates and Joint Ventures (IAS 28)
•	Annual Improvements (2015-2017 Cycle) related to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs
•	Amendments to IAS 19 Employee Benefits (IAS 19)

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2018, annual consolidated financial statements, except for the adoption of new standards as described in note 4.

These consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

In November 2018, the Company sold its Construction Services business, which was reported as discontinued operations. Prior period amounts were restated to conform to the current period’s presentation, as prescribed by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-7	Stantec Inc.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at March 31, 2019.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at March 31, 2019. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Recent Accounting Pronouncements and Changes to Accounting Policies

a) Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach. The new standard requires a lessee to recognize a liability to make lease payments (the lease liabilities) and an asset to recognize the right to use the underlying asset during the lease term (the lease assets) in the statement of financial position.

The Company recognized the after-tax cumulative effect of initially applying IFRS 16 as an adjustment to opening retained earnings at January 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17 Leases (IAS 17) and IFRIC 4 Determining Whether an Arrangement Contains a Lease (IFRIC 4).

The Company used the practical expedient not to reassess whether a contract is or contains a lease at January 1, 2019. Instead, the Company applied IFRS 16 only to contracts previously identified as leases under IAS 17 and IFRIC 4.

The Company also used the following practical expedients to account for leases at January 1, 2019:

•

Applied recognition exemptions for operating leases when the underlying asset was of low value or the lease term ends within 12 months. The payments associated with these leases are recognized as an expense in administrative and marketing expenses.

•	Applied a single discount rate to a portfolio of leases with similar characteristics.
•	Relied on the Company’s assessment of whether leases are onerous immediately before January 1, 2019, and adjusted the lease asset by this amount.
•	Excluded initial direct costs when measuring the lease asset.
•	Used hindsight to determine the lease term when the contract contained options to extend or terminate the lease.

Summary of significant accounting policies, judgments, estimates, and assumptions

These policies apply to contracts entered into or changed on or after January 1, 2019.

A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration. To identify a lease, the Company (1) considers whether an explicit or implicit asset is specified in the contract and (2) determines whether the Company obtains substantially all the economic benefits from the use of the underlying asset by assessing numerous factors, including but not limited to substitution rights and the right to determine how and for what purpose the asset is used.

When assessing the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-8	Stantec Inc.

The Company has elected not to recognize lease assets and lease liabilities for low-value assets or short-term leases with a term of 12 months or less. These lease payments are recognized in administrative and marketing expenses over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component. Lease payments generally include fixed payments less any lease incentives receivable.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of new assessments of contractual options and residual value guarantees.

The lease asset is recognized at the present value of the liability at the commencement date of the lease less any incentives received from the lessor. Added to the lease asset are initial direct costs, payments made before the commencement date, and estimated restoration costs. The lease asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the lease asset or the end of the lease term. The lease asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Quantitative impact of significant changes

The significant impact on the Company’s statement of financial position at January 1, 2019, after the adoption of IFRS 16 was as follows:

		January 1, 2019

	After IFRS 16	Before IFRS 16	Increase (Decrease)
	$	$	$

Current
Trade and other receivables	828.1	878.1	(50.0)
Prepaid expenses	43.9	56.8	(12.9)
Other assets	24.3	23.2	1.1
Non-current
Lease assets	561.8	-	561.8
Intangible assets	242.0	247.7	(5.7)
Other assets	178.2	175.5	2.7

Total increase in assets			497.0

Current
Trade and other payables	566.9	567.2	(0.3)
Lease liabilities	44.8	-	44.8
Provisions	41.7	42.4	(0.7)
Other liabilities	5.0	23.2	(18.2)
Non-current
Lease liabilities	600.2	-	600.2
Provisions	86.6	78.2	8.4
Deferred tax liabilities	45.6	54.3	(8.7)
Other liabilities	45.9	140.4	(94.5)
Shareholders’ equity
Retained earnings	817.2	851.2	(34.0)

Total increase in liabilities and equity			497.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-9	Stantec Inc.

For leases previously classified as operating leases, lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s weighted-average incremental borrowing rate, calculated in accordance with IFRS 16, at January 1, 2019, of 4.6%. Associated lease assets for certain property leases, elected on a lease-by-lease basis, were measured retrospectively as though IFRS 16 had been applied since the commencement date. Other lease assets were measured at the amount equal to the lease liabilities. The lease asset was adjusted by the amount of any prepaid, accrued lease payments, or acquisition lease advantages or disadvantages relating to that lease and recognized in the statements of financial position as at December 31, 2018. The provision for onerous lease contracts recognized as at December 31, 2018, was also adjusted to the lease asset at the date of initial application.

Differences between the lease liabilities amount and the $902.5 that related to the minimum lease payments disclosed in Note 20 of the Company’s December 31, 2018, annual consolidated financial statements are mainly due to the following:

January 1, 2019
$

Operating minimum lease payments disclosed as at December 31, 2018	902.5
Short-term leases exemption	(13.7)
Leases of low-value assets exemption	(43.7)
Extension and termination options reasonably certain to be exercised	-
Fixed non-lease components	31.2
Leases not commenced but committed	(26.2)
Lease inducements receivable	(58.1)

Undiscounted lease payments	792.0
Discount effect at January 1, 2019	(147.0)

Lease liabilities recognized at January 1, 2019	645.0

b) Other recent adoptions

The following amendments and interpretations have been adopted by the Company effective January 1, 2019. The adoption of these amendments did not have a material impact on the financial position or performance of the Company.

•

In June 2017, IFRIC issued IFRIC 23 Uncertainty over Income Tax Treatments. This interpretation addresses how to reflect the effects of uncertainty in accounting for income tax. When there is uncertainty over income tax treatments under IAS 12 Income Taxes, IFRIC 23 is applied to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates.

•

In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). The amendments address concerns about how IFRS 9 classifies prepayable financial assets and clarifies accounting for financial liabilities following a modification.

•

In October 2017, the IASB issued Long-term Interest in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that forms part of a net investment in the associate or joint venture but to which the equity method is not applied.

•

In December 2017, the IASB issued Annual Improvements (2015-2017 Cycle) to make necessary but non-urgent amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs.

•

In February 2018, the IASB issued amendments to IAS 19 Employee Benefits, which requires entities to use updated actuarial assumptions to determine current service cost and net interest when plan amendments, curtailments, or settlements occur during an annual reporting period.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-10	Stantec Inc.

c) Future adoptions

The standards, amendments, and interpretations issued before 2019 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2018, annual consolidated financial statements. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time. No additional amendments were issued in the first quarter of 2019.

5. Business Acquisitions

Acquisitions in 2018

During 2018, the Company acquired all the shares and business of ESI Limited (ESI), Traffic Design Group Limited (TDG), Norwest Corporation (NWC), and Cegertec Experts Conseils Inc. (Cegertec); acquired certain assets and liabilities of Occam Engineers Inc. (OEI) and True Grit Engineering Limited (TGE); and acquired all the partnership interests and business of Peter Brett Associates LLP and the shares and business of PBA International Limited (collectively, PBA).

Acquisitions in 2019

On March 1, 2019, the Company acquired all the shares and business of Wood & Grieve Engineers (WGE) for cash consideration and notes payable. WGE, based in Perth, Australia, enhances the Company’s Global group of cash generating units (CGUs) and has expertise in structural, mechanical, electrical, plumbing, and hydraulic engineering.

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities acquired from NWC, Cegertec, and TGE in 2019 and ESI, OEI, and TDG in 2018. As at March 31, 2019, management was reviewing the vendor’s closing financial statements for PBA and WGE. Once these statements are complete and approvals are obtained, the valuation of acquired intangibles and goodwill can be finalized. No significant measurement period adjustments were recorded during the quarter ended March 31, 2019.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-11	Stantec Inc.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For the acquisition completed year to date		Total

	Note	$

Cash consideration		82.8
Notes payable		53.0

Consideration		135.8

Assets and liabilities acquired
Cash acquired		5.7
Non-cash working capital
Trade receivables		19.5
Unbilled receivables		2.9
Trade and other payables		(9.9)
Lease liabilities	9	(3.4)
Deferred revenue		(4.6)
Other non-cash working capital		1.5
Property and equipment		5.7
Lease assets	9	17.5
Intangible assets	11	42.6
Deferred tax assets		3.2
Lease liabilities	9	(14.7)
Long-term debt		(4.2)
Provisions	14	(0.3)
Net employee defined benefit liability		(1.9)
Deferred tax liabilities		(13.9)

Total identifiable net assets at fair value		45.7
Goodwill arising on acquisition	10	90.1

Consideration		135.8

Trade receivables and unbilled receivables are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

The Company measured the acquired lease liabilities and lease assets in accordance with IFRS 16.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. The goodwill is not tax deductible.

The fair values of provisions are determined at the acquisition date and relate to claims that are subject to legal arbitration, onerous contracts, and lease restorations. For WGE, the Company assumed $0.3 in provisions for claims. At March 31, 2019, provisions for claims outstanding relating to all prior acquisitions were $10.3, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 12).

Gross revenue earned in 2019 since WGE’s acquisition date is approximately $8.4. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-12	Stantec Inc.

During the quarter, directly attributable acquisition-related costs of $0.3 were expensed and included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to acquisitions.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

For the quarter
ended March 31
2019
$

Cash consideration (net of cash acquired)	77.1
Payments on notes payable from previous acquisitions	6.0

Total net cash paid	83.1

Total notes payable and adjustments to these obligations are as follows:
March 31
2019
$

Balance, beginning of the period	76.1
Additions for acquisitions in the period	53.0
Other adjustments	(0.2)
Payments	(6.0)
Interest	0.2
Impact of foreign exchange	(0.1)

Total notes payable	123.0

6. Discontinued Operations

On November 2, 2018, the Company completed the sale of its Construction Services reportable segment, reported as discontinued operations in these consolidated financial statements for all periods presented as prescribed by IFRS 5. In the first quarter of 2019, management and the purchaser completed their review of the closing financial statements, which resulted in an immaterial settlement adjustment.

The results of discontinued operations are summarized as follows:

	For the quarter ended
	March 31
	2019	2018
	$	$
Revenue	-	260.4
Expenses	-	(260.2)

Net income from discontinued operations	-	0.2

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-13	Stantec Inc.

7. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	March 31 2019 $	March 31 2018 $

Cash	89.4	207.0
Unrestricted investments	7.5	2.1

Cash and deposits	96.9	209.1
Bank indebtedness	(43.1)	(3.2)

Cash and cash equivalents	53.8	205.9

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At March 31, 2019, no funds were held in escrow accounts (March 31, 2018 – $12.7 (US$4.3, NZ$7.6)).

8. Trade and Other Receivables

	March 31 2019 $	December 31 2018 $

Trade receivables, net of expected credit losses of $1.5 (2018 – $1.5)	775.5	774.5
Holdbacks, current	18.7	18.7
Lease inducements receivable (note 4)	-	44.0
Other	30.8	40.9

Trade and other receivables	825.0	878.1

The aging analysis of gross trade receivables is as follows:

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

March 31, 2019	777.0	440.5	154.0	58.1	36.9	87.5

December 31, 2018	776.0	355.6	228.7	63.8	43.2	84.7

Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 19.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-14	Stantec Inc.

9. Lease Assets and Lease Liabilities

The Company has leases mainly for buildings, vehicles, and office equipment. Information about leases for which the Company is a leasee is presented below:

	Lease assets		Lease Liabilities

	Building $	Other $	Total $	$

January 1, 2019	556.6	5.2	561.8	(645.0)
Additions	0.1	-	0.1	(0.1)
Acquisitions	17.5	-	17.5	(18.1)
Depreciation	(26.8)	(0.6)	(27.4)	-
Modifications	5.6	-	5.6	(10.5)
Impairment	(0.1)	-	(0.1)	-
Interest expense	-	-	-	(8.1)
Payments	-	-	-	33.7
Foreign exchange	(5.8)	-	(5.8)	6.8

March 31, 2019	547.1	4.6	551.7	(641.3)

At March 31, 2019, lease liabilities of $641.3 were discounted using the Company’s incremental borrowing rates and had a weighted-average rate of 4.6%. Future undiscounted cash outflows for lease liabilities are disclosed in note 19.

Amounts recognized in the consolidated statement of income	For the quarter ended March 31 2019 $

Rent expense - variable lease payments	10.6
Rent expense - short-term leases and low-value assets	5.2
Income from subleases	(0.4)

Total amounts recognized in administrative and marketing expenses	15.4
Depreciation of lease assets	27.4
Interest expense	8.1

Total amounts recognized in income from continuing operations before income taxes	50.9

Variable lease payments include operating expenses, real estate taxes, insurance, and other variable costs.

Amounts recognized in the statement of cash flows	For the quarter ended March 31 2019 $

Cash payments for the interest portion of lease liabilities	8.1
Cash payments for leases not included in the measurement of lease liabilities	15.4

Cash outflow in operating activities	23.5

Cash payments for the principal portion of lease liabilities	25.6
Proceeds from lease inducements	(4.8)

Cash outflow in financing activities	20.8

Total cash outflow for leases	44.3

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-15	Stantec Inc.

The Company leases buildings for its office spaces across the globe. Lease terms range from 1 to 16 years. To provide operational flexibility, the Company seeks to include extension or termination options in new leases. At the commencement of a lease, the Company assesses whether it is reasonably certain it will exercise the lease extension options or not exercise a termination option. The Company reassesses this when a significant event or significant change in circumstances within the Company’s control has occurred.

The Company leases vehicle and office equipment with terms of three to five years. These leases do not usually contain extension options, purchase options, or residual value guarantees.

The Company also leases IT equipment and other equipment with terms of one to three years. These leases are generally short-term or for low-value assets that the Company has elected not to recognize in lease assets and lease liabilities.

10. Goodwill

	For the quarter ended March 31 2019 $	For the year ended December 31 2018 $

Gross goodwill, beginning of the period	1,799.2	1,734.6
Acquisitions	90.1	96.3
Disposals	-	(120.2)
Impact of foreign exchange	(22.5)	88.5

Gross goodwill, end of the period	1,866.8	1,799.2

Accumulated impairment losses, beginning of the period	(178.0)	(178.0)
Impairment of goodwill	-	(53.0)
Disposals	-	53.0
Accumulated impairment losses, end of the period	(178.0)	(178.0)

Net goodwill, end of the period	1,688.8	1,621.2

In 2018, the Company completed the sale of its Construction Services business (note 6). In connection with the sale, the Company reviewed the carrying value of the Construction Services disposal group and recognized a goodwill impairment charge of $53.0 in the third quarter of 2018. The fair value measurement of the Construction Services group of CGUs was categorized as Level 3 in the fair value hierarchy based on unobservable market inputs.

Goodwill was allocated to its CGU’s as follows:

	March 31 2019 $	December 31 2018 $

Canada	358.2	358.2
United States	982.7	1,003.7
Global	347.9	259.3

Allocated	1,688.8	1,621.2

At the end of the period, the Company assessed potential indicators of impairment. Based on this assessment, the Company concluded there were no indicators of impairment that would require the performance of a quantitative interim impairment test. For further information regarding goodwill, refer to the Company’s December 31, 2018, annual consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-16	Stantec Inc.

11. Intangible Assets

	For the quarter ended March 31 2019 $	For the year ended December 31 2018 $

Cost, beginning of the period	406.0	430.5
Additions	10.2	33.2
Additions arising on acquisitions	42.6	33.0
Impact of IFRS 16 (note 4)	(10.2)	-
Discontinued operations	-	(29.4)
Removal of fully amortized assets	(1.7)	(79.7)
Impact of foreign exchange	(5.6)	18.4

Cost, end of the period	441.3	406.0

Accumulated amortization, beginning of the period	158.3	168.1
Amortization - continuing operations	15.4	66.1
Amortization - discontinued operations	-	5.7
Discontinued operations	-	(9.2)
Impact of IFRS 16 (note 4)	(4.5)	-
Remove fully amortized assets	(1.7)	(79.7)
Impact of foreign exchange	(2.2)	7.3

Accumulated amortization, end of the period	165.3	158.3

Net intangible assets, end of the period	276.0	247.7

Additions relate to software licenses obtained through financing arrangements that will be paid over the term of the obligation. The non-cash portion of additions is $8.8 for the three months ended March 31, 2019, and is excluded from the statement of cash flows.

12. Other Assets

	March 31 2019 $	December 31 2018 $

Financial assets
Investments held for self-insured liabilities	152.2	144.2
Holdbacks on long-term contracts	29.7	28.7
Indemnifications	0.8	0.8
Sublease receivables	3.5	-
Other	6.2	6.5
Other non-financial assets
Investment tax credits	3.8	3.6
Transaction costs on long-term debt	5.8	6.1
Deferred contract costs	8.6	8.8

	210.6	198.7
Less current portion - financial	22.4	18.1
Less current portion - non-financial	5.2	5.1

Long-term portion	183.0	175.5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-17	Stantec Inc.

Investments held for self-insured liabilities

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified at FVPL with gains (losses) recorded in net income. During the first quarter of 2019, the Company recorded an unrealized gain on equity securities of $5.1 (March 31, 2018 – unrealized loss of $2.7) in other (income) expenses in the consolidated statements of income.

Their fair value and amortized cost are as follows:

	March 31 2019 $		December 31 2018 $
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	103.2	103.2	103.0	103.8
Equity securities	49.0	47.6	41.2	45.0

Total	152.2	150.8	144.2	148.8

The bonds bear interest at rates ranging from 0.75% to 5.15% per annum (December 31, 2018 – 0.75% to 5.15%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	March 31 2019 $	December 31 2018 $

Within one year	18.4	14.0
After one year but not more than five years	81.3	85.2
More than five years	3.5	3.8

Total	103.2	103.0

13. Long-Term Debt

	March 31 2019 $	December 31 2018 $

Notes payable	124.1	76.8
Revolving credit facilities	653.7	528.6
Term loan	308.9	308.8
Software financing obligations	19.9	19.5

	1,106.6	933.7
Less current portion	64.6	48.5

Long-term portion	1,042.0	885.2

Interest on the Company’s long-term debt was $10.0 in the first quarter of 2019 (2018 – $6.3).

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at March 31, 2019, was 3.12% (December 31, 2018 – 3.16%). Notes payable may be supported by promissory notes and are due at various times from 2019 to 2022. The aggregate maturity value of the notes at March 31, 2019, was $127.4 (December 31, 2018 – $78.2). At March 31, 2019, $18.2 (US$13.6) (December 31, 2018 – $23.2 (US$17.0)) of the notes’ carrying amount was payable in US funds, $55.9 (AU$59.0) (December 31, 2018 – nil) was payable in Australian dollars and $32.7 was payable in other foreign currencies.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-18	Stantec Inc.

Revolving credit facilities and term loan

At March 31, 2019, $10.7 (US$8.0) of the revolving credit facility was payable in US funds and $643.0 was payable in Canadian funds. At December 31, 2018, $13.6 (US$10.0) of the revolving credit facility was payable in US funds and $515.0 was payable in Canadian funds. As at March 31, 2019, and December 31, 2018, the entire term loan was payable in Canadian funds. The average interest rate applicable at March 31, 2019, for the Credit Facilities was 3.77% (December 31, 2018 – 4.53%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At March 31, 2019, the Company had issued outstanding letters of credit that expire at various dates before April 2020, are payable in various currencies, and total $47.1 (December 31, 2018 –$48.0). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2019, $56.1 (December 31, 2018 – $223.4) was available in the revolving credit facility for future activities. Additional funds of $400.0 can be accessed subject to approval and under the same terms and conditions.

At March 31, 2019, $27.6 (December 31, 2018 – $23.8) in additional letters of credit outside of the Company’s revolving credit facility was issued and outstanding. These were issued in various currencies. Of these letters of credit, $17.9 (December 31, 2018 – $14.7) expire at various dates before March 2020, and $9.7 (December 31, 2018 – $9.1) have open-ended terms.

Software financing obligations

The Company has financing obligations for software (included in intangible assets) bearing interest at rates ranging from 1.40% to 5.25%. These obligations expire at various dates before May 2022.

Surety facilities

The Company has surety facilities, primarily related to Construction Services, to accommodate the issuance of bonds for certain types of project work. At March 31, 2019, the Company issued bonds under these surety facilities: $3.4 (December 31, 2018 – $3.5) in Canadian funds, $634.8 (US$475.4) (December 31, 2018 – $791.4 (US$580.2)) in US funds, and $4.5 (December 31, 2018 – $4.7) in other foreign currencies. These bonds expire at various dates before July 2024. In accordance with the sale agreement for Construction Services, the purchaser will make reasonable efforts to arrange for the Company’s release from bonds related to construction services as soon as practicable. The purchaser has indemnified the Company for any obligations that may arise from these bonds.

14. Provisions

	For the quarter ended March 31, 2019

	Provision for self- insured liabilities $	Provision for claims $	Onerous contracts $	Expected project losses $	Provision for lease restoration $	Total $

Provision, beginning of the period	77.0	14.8	12.5	15.6	0.7	120.6
Current period provisions	5.8	1.2	-	-	-	7.0
Acquisitions	-	0.3	-	-	-	0.3
Paid or otherwise settled	(7.5)	(2.6)	(2.7)	(1.3)	-	(14.1)
Impact of foreign exchange	(1.2)	0.2	-	-	(0.1)	(1.1)
Impact of IFRS 16 (note 4)	-	-	(2.6)	-	10.3	7.7

	74.1	13.9	7.2	14.3	10.9	120.4

Less current portion	3.7	10.4	7.2	14.3	0.4	36.0

Long-term portion	70.4	3.5	-	-	10.5	84.4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-19	Stantec Inc.

	For the year ended December 31, 2018

	Provision for self- insured liabilities $	Provision for claims $	Onerous contracts $	Expected project losses $	Total $

Provision, beginning of the period	72.5	18.9	4.8	-	96.2
Current period provisions	25.1	4.0	13.3	15.6	58.0
Acquisitions	-	0.8	0.6	-	1.4
Paid or otherwise settled	(24.9)	(9.8)	(5.8)	-	(40.5)
Impact of foreign exchange	4.3	0.9	0.3	-	5.5

	77.0	14.8	13.2	15.6	120.6

Less current portion	3.8	11.3	11.7	15.6	42.4

Long-term portion	73.2	3.5	1.5	-	78.2

On adoption of IFRS 16 at January 1, 2019, onerous contracts (consisting of lease exit liabilities and sublease losses) at December 31, 2018, were reclassified to reduce lease asset balances. The Company did not reclassify the provision for onerous contracts for leases that were considered to be short-term (note 4).

15. Other Liabilities

	Note	March 31 2019 $	December 31 2018 $

Lease inducement benefits	4	-	111.2
Deferred share units payable	17	10.0	9.0
Other cash-settled share-based compensation	17	5.6	3.8
Liability for uncertain tax positions		27.8	35.0
Interest rate swap		0.7	-
Other		11.4	4.6

		55.5	163.6

Less current portion		6.5	23.2

Long-term portion		49.0	140.4

Derivative financial instruments

On January 10, 2019, the Company entered into an interest rate swap agreement to manage the interest rate risk related to a tranche of the term loan with a notional amount of $160.0, both maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on the term loan, based on a bankers’ acceptance rate, into a fixed interest rate of 2.295%, plus applicable basis points spread. The fair value of the interest rate swap, estimated using market rates at March 31, 2019, is an unrealized loss of $0.7. The Company has designated the swap as a cash flow hedge against a tranche of the term loan; therefore, the unrealized gains and losses relating to the swap are recorded in other comprehensive income and in the statement of financial position as other assets or other liabilities. In the event the hedging relationship is no longer effective or ceases to exist, the gains and losses will be recorded in income.

There is an economic relationship between the interest rate swap and this tranche of the term loan because the terms of the two instruments match (i.e., notional amount, maturity, payment, and reset dates). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risk of the interest rate swap is identical to the hedged risk component.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-20	Stantec Inc.

As at March 31, 2019, the Company has foreign currency forward contract arrangements for the purchase of $26.0 (or notional amounts of GBP12.5 and NZD4.3) maturing before June, 2019. These derivative financial instruments were entered into to mitigate the risk of foreign currency fluctuations related to GBP and NZD denominated liabilities against various foreign currencies. The fair value of these contracts, estimated using market rates as at March 31, 2019, is an unrealized loss of $0.1 and was recorded in foreign exchange losses and in the consolidated statement of financial position as other liabilities-other.

16. Commitments

The Company has various lease commitments included in lease liabilities (note 9). In addition, the Company has short-term, variable, and low-value lease commitments. The Company also has various purchase obligations such as cloud services, software support, and equipment. These committments as at March 31, 2019, are as follows:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

March 31, 2019
Variable lease payments	281.6	50.1	81.2	150.3
Short-term and low-value lease payments	38.7	26.0	11.2	1.5
Leases not commenced but committed	52.7	0.3	9.2	43.2
Purchase obligations	53.2	28.8	24.1	0.3

	426.2	105.2	125.7	195.3

17. Share Capital

Authorized

Unlimited             Common shares, with no par value

Unlimited             Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On February 28, 2019, the Company received approval from the TSX to amend its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,684,699 common shares during the period November 14, 2018, to November 13, 2019. In addition, the Company has an Automatic Share Purchase Plan (ASPP) with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. Such purchases are determined by the broker in its sole discretion based on parameters established by the Company under the ASPP. As at March 31, 2019, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

During the first quarter of 2019, 382,512 common shares (March 31, 2018 – 279,686) were repurchased for cancellation pursuant to the NCIB at a cost of $11.9 (March 31, 2018 - $8.9). Of this amount, $3.0 and $0.1 (March 31, 2018 – $2.1 and nil) reduced the share capital and contributed surplus, and $8.8 (March 31, 2018 – $6.8) was charged to retained earnings.

During the first quarter of 2019, the Company recognized a share-based compensation expense of $4.3 (March 31, 2018 – $1.7) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1.5 (March 31, 2018 – $1.4) related to the amortization of the fair value of options granted and $2.8 (March 31, 2018 – $0.3) related to the cash-settled share-based compensation (deferred share units and preferred share units (DSUs and PSUs)).

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2019.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
November 7, 2018	December 28, 2018	January 10, 2019	0.1375	15.4
February 27, 2019	March 29, 2019	April 15, 2019	0.1450	-

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-21	Stantec Inc.

At March 31, 2019, trade and other payables included $16.2 (December 31, 2018 – $15.4) related to the dividends declared on February 27, 2019.

Share-based payment transactions

The Company has a long-term incentive program that uses share options and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 4,739,992 shares at prices from $20.88 to $32.98 per share. These options expire on dates between February 26, 2020, and May 15, 2023.

	For the quarter ended		For the year ended
	March 31		December 31
	2019		2018
	Shares #	Weighted Average Exercise Price per Share $	Shares #	Weighted Average Exercise Price per Share $

Share options, beginning of the period	4,987,542	31.11	4,426,237	29.84
Granted	-	-	1,112,779	32.98
Exercised	(180,363)	16.50	(338,989)	20.40
Forfeited	(67,187)	32.45	(212,485)	31.49

Share options, end of the period	4,739,992	31.65	4,987,542	31.11

At March 31, 2019, 2,670,962 (March 31, 2018 – 2,388,751) share options were exercisable at a weighted average price of $30.96 (March 31, 2018 – $28.94). At March 31, 2019, 4,407,134 (March 31, 2018 – 2,392,686) share options were anti-dilutive.

b) Performance share units

During the first quarter of 2019, 3,560 PSUs were issued (March 31, 2018 – 2,088). Also, 11,173 PSUs were forfeited (March 31, 2018 – nil). At March 31, 2019, 736,468 PSUs were outstanding at a fair value of $8.0 (December 31, 2018 – 744,081 PSUs were outstanding at a fair value of $6.0).

c) Deferred share units

During the quarter, 12,134 DSUs (March 31, 2018 – 11,564) were issued and no DSUs (March 31, 2018 – 124,338) were paid (March 31, 2018 – $4.4). At March 31, 2019, 318,593 DSUs were outstanding at a fair value of $10.0 (December 31, 2018 – 306,459 DSUs were outstanding at a fair value of $9.0).

18. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following:

●    Level 1 – quoted market prices

●     Level 2 – valuation techniques (market observable)

●    Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2019, no change was made to the method of determining fair value.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-22	Stantec Inc.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the quarter ended March 31, 2019, no transfers were made between levels 1 and 2 of the fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at March 31, 2019:

	Note	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Assets
Investments held for self-insured liabilities	12	152.2	-	152.2	-

Liabilities
Interest rate swap	15	0.7	-	0.7	-
Foreign currency forward contract	15	0.1	-	0.1	-

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at March 31, 2019:

	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	13	124.5	-	124.5	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

19. Financial Instruments

Credit risk

Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, sublease receivables, and indemnifications. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at March 31, 2019, was $1,620.1 (December 31, 2018 - $1,681.3). The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at March 31, 2019, was 63 days (December 31, 2018 – 66 days).

The Company applies the simplified approach to trade and other receivables, unbilled receivables, contract assets, sublease receivables, and holdbacks and recognizes a loss allowance provision based on lifetime expected credit losses (ECLs). The loss allowance provision is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-23	Stantec Inc.

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

Expected loss rate		0.07%	0.10%	0.22%	0.43%	0.75%
Gross carrying amount	1,375.0	1,038.5	154.0	58.1	36.9	87.5

Loss allowance provision, end of the period	1.9	0.7	0.2	0.1	0.2	0.7

During the quarter, no trade receivables were written off and the Company had no recoveries from the collection of accounts receivable previously written off.

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL. To the extent that the credit risk for any instruments significantly increases since initial acquisition, the impairment provision is determined using the lifetime ECL.

Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings. At March 31, 2019, the ECL on trade and other receivables was $1.5 and $0.4 related to unbilled receivables, contract assets, and holdbacks.

Liquidity risk

The Company meets its liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at March 31, 2019, was $56.1 (December 31, 2018 – $223.4). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

March 31, 2019
Bank indebtedness	43.1	43.1	-	-
Trade and other payables	468.4	468.4	-	-
Lease liabilities	786.5	59.0	375.3	352.2
Long-term debt	1,110.5	65.6	230.3	814.6
Other financial liabilities	3.0	1.0	0.3	1.7

Total contractual obligations	2,411.5	637.1	605.9	1,168.5

Interest rate risk

If the interest rate on the Company’s revolving credit facility and term loan balances at March 31, 2019, was 0.5% higher, with all other variables held constant, net income would decrease by $0.7. If it was 0.5% lower, an equal and opposite impact on net income would occur.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-24	Stantec Inc.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified.

A 1.0% increase in equity prices at March 31, 2019, would increase the Company’s income by $0.4. A 1.0% decrease would have an equal and opposite impact on income.

20. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, payment of dividends, and opportunistic share repurchases under its NCIB program, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to NCIB, issue new shares, or raise or retire debt.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA (pre-IFRS 16 basis), and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the three months ended March 31, 2019.

21. Income Taxes

United States tax reform

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act by introducing a new Code Section 965, which imposed a one-time transition tax on deemed mandatory repatriation of earnings. As such, the Company recorded a one-time transition tax of $31.2 and realized a recovery of $12.6 on remeasurement of deferred tax assets and liabilities using the substantively enacted federal tax rate of 21.0% in 2017. Proposed section 965 regulations were issued on August 1, 2018 and a tax recovery of $10.0 on the federal portion of the transition tax was recognized for the quarter ended September 30, 2018.

On January 15, 2019, the Treasury Department and the Internal Revenue Service (IRS) released final regulations under Section 965. As such, based on the final regulations issued, the Company recorded an additional $2.0 transition tax adjustment. The Company will continue to monitor for new interpretation and guidance issued by the US Treasury Department, the IRS, and state taxing authorities.

Although the Company is subject to the 21.0% US federal tax rate, effective January 1, 2018, the Company also continues to assess other areas of the Tax Act for significant impacts on its estimated average annual effective tax rate and accounting policies, such as the base erosion anti-abuse tax, limitations on interest expense deductions, foreign-derived intangible income deduction, and tax on global intangible low-taxed income. At March 31, 2019, the Company has incorporated the relevant Tax Act items into its provision calculation.

Tax loss carryforwards

During the quarter, loss carryforwards and deductible temporary differences available to reduce taxable income of foreign subsidiaries not recognized in the consolidated financial statements decreased by $14.7 resulting in a deferred tax recovery of $4.9.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-25	Stantec Inc.

22. Employee Costs from Continuing Operations

		For the quarter ended March 31
	Note	2019 $	2018 $

Wages, salaries, and benefits		640.8	568.2
Pension costs		19.9	18.8
Share-based compensation	17	4.3	1.7

Total employee costs		665.0	588.7

Direct labor		415.6	368.3
Indirect labor		249.4	220.4

Total employee costs		665.0	588.7

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs is $19.3 (March 31, 2018 – $18.3) related to defined contribution plans.

23. Cash Flow Information

A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2019, is as follows:

		Statement of Cash Flows		Non-Cash Changes
	January 1 2019 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	March 31 2019 $

Revolving credit facilities	528.6	125.3	-	(0.2)	-	653.7
Term loan	308.8	-	-	-	0.1	308.9
Lease liabilities	645.0	-	(25.6)	(6.8)	28.7	641.3
Software financing obligations	19.5	-	(8.2)	(0.3)	8.9	19.9
Dividends payable to shareholders	15.4	-	(15.4)	-	16.2	16.2

Total liabilities from financing activities	1,517.3	125.3	(49.2)	(7.3)	53.9	1,640.0

24. Related-Party Disclosures

At March 31, 2019, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2018, annual consolidated financial statements.

The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business. For the first quarter ended March 31, 2019, the nature and extent of these transactions were not materially different from those disclosed in the Company’s December 31, 2018, annual consolidated financial statements.

25. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-26	Stantec Inc.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The operating results of Construction Services, previously a reportable segment in 2018, were reported as discontinued operations (note 6).

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column.

Reportable segments from continuing operations

	For the quarter ended March 31, 2019
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	318.6	642.0	224.0	1,184.6	(33.1)	1,151.5
Less inter-segment revenue	10.7	5.7	16.7	33.1	(33.1)	-
Gross revenue from external customers	307.9	636.3	207.3	1,151.5	-	1,151.5
Less subconsultants and other direct expenses	37.0	158.9	51.5	247.4	-	247.4

Total net revenue	270.9	477.4	155.8	904.1	-	904.1

Gross margin	139.0	262.3	87.2	488.5	-	488.5

	For the quarter ended March 31, 2018
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	311.2	575.5	169.2	1,055.9	(34.6)	1,021.3
Less inter-segment revenue	8.4	5.9	20.3	34.6	(34.6)	-
Gross revenue from external customers	302.8	569.6	148.9	1,021.3	-	1,021.3
Less subconsultants and other direct expenses	43.9	130.2	38.4	212.5	-	212.5

Total net revenue	258.9	439.4	110.5	808.8	-	808.8

Gross margin	134.9	244.3	61.3	440.5	-	440.5

The following tables disclose disaggregation of revenue by geographic area and services:

Geographic information	Non-Current assets		Gross Revenue

	March 31 2019 $	December 31 2018 $	For the quarter ended March 31
			2019 $	2018 $

Canada	775.2	535.2	307.9	302.8
United States	1,544.9	1,342.3	636.3	569.6
United Kingdom	150.9	140.5	53.2	36.7
Other countries	345.0	140.3	154.1	112.2

	2,816.0	2,158.3	1,151.5	1,021.3

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-27	Stantec Inc.

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue by services	For the quarter ended March 31
	2019 $	2018 $

Buildings	261.0	235.8
Energy & Resources	152.5	132.9
Environmental Services	171.8	156.6
Infrastructure	324.0	271.4
Water	242.2	224.6

Total gross revenue from external customers	1,151.5	1,021.3

Performance will fluctuate quarter to quarter. The first and fourth quarters generally have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

26. Event after the Reporting Period

Dividend

On May 9, 2019, the Company declared a dividend of $0.145 per share, payable on July 15, 2019, to shareholders of record on June 28, 2019.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2019	F-28	Stantec Inc.

Head Office 400-10220 103 Avenue NW Edmonton, Alberta T5J 0K4 Canada Ph: 780-917-7000 Fx: 780-917-7330 ir@stantec.com Securities Exchange Listing Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.